Exhibit 99.1

PRESS RELEASE

Cascades Inc.
404 Marie-Victorin Blvd., P.O.Box 30
Kingsey Falls (Québec)
Canada J0A 1B0
Telephone: (819) 363-5100 Fax: (819) 363-5155
www.cascades.com

FOR IMMEDIATE RELEASE

Cascades Announces the Refinancing

of Its Revolving Credit Agreement

Kingsey Falls, Quebec, October 31, 2005 – Cascades Inc. (CAS-TSX) announces it has completed the refinancing of its $500 million revolving credit facility originally put in place in February 2003. The new $550 million credit facility includes a $450 million five-year revolving facility and a seven-year $100 million term facility. The seven-year facility can be reimbursed without penalty, at the company’s option any time prior to maturity.

The implementation of this credit facility has been completed with National Bank Financial Inc, Caisse de dépôt et placement du Québec and Scotia Capital acting as co-lead arrangers of the syndicate, The Bank of Nova Scotia and National Bank of Canada acting as co-administrative agents,  Caisse de dépôt et  placement du Québec  acting as syndication agent and CIBC and Caisse Centrale Desjardins acting as co-documentation agents.

Commenting the transaction, Mr. Alain Lemaire, President and Chief Executive Officer of Cascades stated: “This new credit facility is very good news for Cascades and our various stakeholders. Not only will it provide increased financial flexibility through improved financial covenants while reducing interest expenses, it will extend the maturity date originally scheduled for February 2007 until October 2010 for the revolving facility and to October 2012 for the term facility.”

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 15,600 men and women who work in some 140 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its clients and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings, including but not limited to the offering memorandum dated January 31, 2003.

For further information:

Mr. Robert Hall

Vice-President Legal Affairs

and Corporate Secretary

Cascades Inc.

(819) 363-5116

robert_hall@cascades.com

Mr. Christian Dubé

Vice-President and Chief Financial Officer

Cascades Inc.

(819) 363-5168

christian_dube @cascades.com